SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

STREAM GLOBAL SERVICES, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Common Stock, par value $0.001

(Title of Class of Securities)

86323M 100

(CUSIP Number of Class of Securities)

R. Scott Murray

Chairman and Chief Executive Officer

125 High Street, 30th Floor

Boston, Massachusetts 02110

(617) 517-3252

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Mark G. Borden, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee**
$166,056,638	$6,526.03

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 20,757,046 shares of outstanding common stock of Stream Global Services, Inc., par value $0.001 per share, at the tender offer price of $8.00 per share.
**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $39.30 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,526.03	Filing Party: Stream Global Services, Inc.
Form or Registration No.: TO/005-83214	Date Filed: August 7, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

EXPLANATORY NOTE

This Amendment No. 3 (“Amendment No. 3”) supplements and amends the Issuer Tender Offer Statement on Schedule TO (the “Initial Schedule TO”) filed by Stream Global Services, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on August 7, 2008, as amended and supplemented (collectively with the Initial Schedule TO referred to herein as the “Schedule TO”), relating to its offer to purchase for cash up to 20,757,046 shares of its common stock, par value $0.001 per share (the “shares”), at a price of $8.00 per share, net to the seller in cash, without interest. The offer is subject to the terms and conditions set forth in the Offer to Purchase, dated August 7, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”), copies of which were filed with the Initial Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information in the Offer, including all schedules and annexes thereto, which was previously filed with or incorporated by reference in the Initial Schedule TO, is hereby expressly incorporated herein by reference into this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided in prior amendments and this Amendment No. 3. This Amendment No. 3 is made to report the results of the Offer.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended by adding the following sentences:

“On September 9, 2008, the Company issued a press release announcing the final results of the Offer which expired at 5:00 p.m., New York City time, on September 5, 2008. A copy of the press release is filed as Exhibit (a)(5)(B) and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended by adding the following exhibit:

Exhibit Number	Description

(a)(5)(B)	Press Release dated September 9, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STREAM GLOBAL SERVICES, INC.

By:	/s/ R. Scott Murray
R. Scott Murray
Chairman and Chief Executive Officer

Date: September 9, 2008

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)**	Offer to Purchase dated August 7, 2008.

(a)(1)(B)**	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)**	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(D)**	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)(A)***	Press Release dated September 8, 2008.

(a)(5)(B)****	Press Release dated September 9, 2008.

(b)	Not applicable.

(d)(1)*	Employment Agreement dated July 15, 2008 between the Company and R. Scott Murray.

(d)(2)*	Employment Agreement dated July 16, 2008 between the Company and Sheila M. Flaherty.

(d)(3)**	Registration Rights Agreement dated August 7, 2008 between the Company and Ares Corporate Opportunities Fund II, L.P.

(d)(4)**	Stockholder’s Agreement dated August 7, 2008 between the Company and Ares Corporate Opportunities Fund II, L.P.

(g)	Not applicable.

(h)	Not applicable.

*	Incorporated by reference from the Company’s Current Report on Form 8-K dated July 17, 2008.
**	Incorporated by reference from the Company’s Issuer Tender Offer Statement on Schedule TO dated August 7, 2008.
***	Incorporated by reference from Amendment No. 2 to the Company’s Tender Offer Statement on Schedule TO dated September 8, 2008.
****	Filed herewith.